Invest in SunState Laboratories

Main Street Retail Social Impact B2C Clean Tech

DAZZ Cleaning Tablets – Save Money, Plastic, and the Earth

DAZZCLEANER.COM BROOMFIELD COLORADO





As an avid scuba diver, hiker, and all around outdoor enthusiast, I am concerned that we are choking our planet on plastic waste. With a 30+ year background in cleaning chemicals, I saw an opportunity to make an impact in an industry that has done little to minimize its contribution to the world's plastic waste problem.

David Shahan Founder / CEO @ SunState Laboratories

Why you may want to invest in us...

1. Disruptive new consumer brand that is changing the household cleaner industry.
2. Strong team of seasoned professionals driven to build a successful, non-concessionary impact company.
3. We believe we have a clear exit strategy in 3-5 years.
4. Support a creative new eco-brand that has a direct and measurable environmental impact.
5. Proof of Concept - sold 12,000 units in <11 minutes on the Home Shopping Network (U.S. home shopping channel).
6. Award-winning products. Received the Global Innovation Award from the IHH Assoc, and an Addy award for our brand and packaging.
7. Our Founder has 30+ years of industry experience.
8. Lead Investor: Raging Bull invested $75,000

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



David Shahan
Founder / CEO
30 year veteran in cleaning chemical industries (Jan/San and dry cleaning). Experienced executive with proven track record. Award winning product developer (Global Innovation Award). Record setting pitch-man for debut show on Home Shopping Network.





Randall Hartman
Director of Marketing
Randall is talented web strategist and digital marketing manager. He's worked with prestigious accounts spanning multiple industries including, RE/MAX, Boppy, GolfTec, Frontier Airlines, Graebel Van Lines, Arista Networks, and many others.







Curtis Elliot
Brand & Design Manager - Fractional
Curtis is the creative lead behind all design elements of the DAZZ brand, retail packaging, web site, and marketing collateral. His work with DAZZ earned him an Addy award in retail packaging.





Jan Grywczynski
CPG Advisor
President & CEO at Brownie Brittle, LLC





Why people love us



"SunState Labs is one of those rare businesses that not only is a great investment opportunity, but has a positive impact on the environment. Having known David Shahan for over a year now, I've found him to be a smart, resourceful, and driven entrepreneur who knows how to get things done."

David Raymes
Lead Investor @ Sunstate Laboratories | Rockies Venture Club

"In the Boardroom, our specialty is finding startups that are ready to explode. One of the biggest things we look for is when demand exceeds capacity, that's when we know we have found something special. Dazz sold out of 12,000 units in 11 minutes on HSN. We truly believe there is a nine-figure acquisition in this company's future."

Chris Graebe
Investor @ Sunstate Laboratories

"We split the cleaning duties in our house and I get the 2 bathrooms. Today I used DAZZ Bathroom cleaner for the first time – excellent product. Gone is the soap scum, gone is the nasty lingering chemical smell, I am a very fussy house-husband. I am convinced – great product!"

Lawrence Sanek
Customer, Tampa, FL

"I just recently tried DAZZ for the first time... I LOVE it! Not only is it less expensive than my usual brand, but it also out-performed it as well. It just proves that you don't need all those smelly, harsh chemicals to get the job done right. Plus, no more throwing out spray bottles. What an environmentally responsible product."

Mary Elizabeth Alexander
Customer, Oak Ridge, TN

See more on Buzz

Some of our investors

WE'VE RAISED $607,530 FROM 479 INVESTORS SINCE OUR FOUNDING



Monica Gannon
born in Amsterdam, Netherland due to war, lived in Munich Germany til age 21 and married US Officer and came to the US



Immaculate Gohla
My name is Immaculata Gohla from MARYLAND. I am new to the group. It is my greatest pleasure to be a member thanks to the Founders.



Charles Alvarez
I have been an entrepreneur for the last 15 years within the business services space.
(in) (y)



Martin Peter Hamilton
Investor



Gregg Moorman
54 yrs old. Happily married for 30 yrs. Substation electrician



Dan Luhman
30 years in business development, aiming to make an impact prevention of child abuse... Ironman triathlete in my spare time.



Mark Howes
Veterinary Radiologist, Investor, Option trader, Father



Joshua Cook
Operations Manager of a small company offering solid state, flash, & DRAM memory products. Excited to join WeFunder!



Tom Tegeder
Retired Investor living on a pension

along with 470 other investors

In the news

Downloads

Wefunder pitch deck.pdf
DAZZ on HSN - Show 1 - Jan 4 2016.mp4

The Story of SunState Laboratories

Frustrated by the plastic waste generated by my industry, in 2012, I had a dream to disrupt the household cleaner industry. I set out to create an alternative to traditional, ready-to-use spray cleaners. I wanted to create a product that would allow consumers to easily make their own cleaners at home using plain water and the same bottle over-and-over again. In researching this opportunity, I also noticed a very interesting dilemma; the same plastic bottles causing the trash issue, were also keeping sales of household cleaners relegated to brick-and-mortar retail. Their heavy weight and issues with leaking made direct-to-consumer sales challenging.

This new innovation can solve two problems

1. Limited Sales Channels. The household cleaner industry has lagged behind other industries in it's online / direct-to-consumer growth. With nothing to leak and being small and light weight, DAZZ will open up this market segment.


$29 Billion Worldwide Cleaner Market
$1.7 B
Current Brick-and-Mortar
Current eCommerce / direct-to-consumer sales
$27.3 B
Growth potential for eCommerce / direct-to-consumer sales

2. Plastic Waste. DAZZ ends the use-and-discard cycle that has defined the household cleaner industry since 1947.



First, I had to perfect the formula.

Working on the weekends and evenings from the laundry room in our house, I spent almost 9 months formulating, testing, and perfecting our three core product. Using mineral and plant based ingredients, my goal was to create cleaners that were not only safe, but also cleaned well. My final products were independently tested at the TURI Lab at the University of Mass and found to outperform the leading brands in each of our categories.







The neighbors must have thought I was cooking Meth.

Next, I had to figure out how to manufacture it.

After failed attempts at finding a suitable contract manufacturer, I decided to do it on my own. First, I went back to school... tableting school (yes, that's a thing). I enrolled in the Tablet Pro certification course at Techceuticals. Next, I leased a small, ugly yellow building where I built my dry room and begun the process of figuring out how to get my formulas into tablet form.



Ugly on the outside - functional on the inside

And finally, after months of trial and error, DAZZ was born!

The trick was to get my formulas into a powdered form, that could be pressed into tablets, that would disintegrate fully and quickly in water to form a solution that performed well and smelled terrific. This all had to be done in a carefully controlled dry room at 6% humidity or less, in the middle of hot, humid Florida. Unable to afford the proper dry room equipment, I had to engineer and build my own air processing systems.



Redneck Engineering or Resourceful Genius... maybe a little of both



Finally...SUCCESS

Now to perfect the Brand and Packaging

With the help of award winning graphic designer Curtis Elliott, the DAZZ logo and brand came to life. With our bright, fresh design, we were awarded an ADDY (American Advertising Federation) for creative excellence in brand/packaging design.





Cleaning Tablets
ADDY

Now we're ready for some customers.

After months of persistent persuasion (I bugged them to death), the Home Shopping Network (HSN) agreed to give us a shot. On our debut show, we sold 12,000 units in under eleven minutes. Setting an HSN record for new products on their American Dreams show. Proof of concept... in the bag!



466-337
DAZZ
Whole-House
Starter Cleaning
with Bottles
SOLD OUT
$14.95
$4.95 S&H FREE
2 Flexpay $7.48
HSN.COM
800-284-3100
2 Flexpay Expires at 9p | 6PT
HSN

We were all shocked when the producer threw up the Sold Out sign

Educating consumers

One of the more challenging parts of bringing this new, disruptive product to market is educating consumers on this new way to clean. Our White Board animation video has helped spread this message.



The World's 1st Non-Toxic, Child Safe & Pet Safe Househol
DAZZ
Cleaning Tablets

Move to CO and grow, grow, grow!

On January 1st, 2020, we moved into our new office, production, and warehouse facility in beautiful Broomfield CO.



Invest at the $25k tier and we'll go hiking in those mountains

Our modest digital campaign launched in May 2019 has added hundreds of new customers.

CUSTOMER GROWTH



Amazing what a small $25-$50/day ad budget can generate

Time to raise money and build a global brand

With a strong team of seasoned professionals focused on the future, SunState Labs is poised to make DAZZ a household name in 2020 and an international brand over the next 3-5 years. Here are our plans for investing these funds:



Investor Q&A

- COLLAPSE ALL

What does your company do? ⌄

We develop sustainable cleaning products in effervescent tablet form. Now consumers can make their own cleaner at home using plain tap water and the same bottle over-and-over again. DAZZ ends the use-and-discard cycle associated with traditional ready to use cleaners, and by eliminating the bottle & water, DAZZ has created a cleaning product that can easily be mailed; opening up a world of opportunity for direct to consumer / eCommerce sales.

Where will your company be in 5 years? ⌄

We hope DAZZ will be purchased by an international Consumer Packaged Goods (CPG) company that can scale DAZZ to become a global brand and a global solution to plastic waste. We're on-track with this goal as we have already begun distribution in South Africa and Singapore. We are currently in discussions with distributors from 16 additional foreign markets, eager to bring DAZZ to their countries. Additionally, we have interest from home shopping channels in Japan, Germany, Canada, and the UK.

Why did you choose this idea? ⌄

As an avid scuba diver, hiker, and all around outdoor enthusiast, I am concerned that we are choking our planet on plastic waste. With a 30+ year background in cleaning chemicals, I saw an opportunity to make an impact in an industry that has done little to minimize its contribution to the world's plastic waste problem.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

In 2018, China closed its borders to our plastic waste, making it now one of our greatest and most publicized environmental issues. American consumers are finally acknowledging the problem and seeking alternatives for single-use plastics. Plus, our eCommerce society is growing. Brick-and-mortar sales continue to drop, while online sales climb. With their heavyweight and issues with leaking, full bottles of cleaners don't ship well. With DAZZ, there's nothing to leak, is super light, and easy to mail.
It was done a few years ago. DAZZ launched on the Home Shopping Network in 2016 on a record-breaking sell-out show. However, with minimal attention put on plastic waste at that time, DAZZ's primary selling feature was its terrific value.

How far along are you? What's your biggest obstacle? ⌄

We've been in the market now for 4 years. We've won a Global Innovation Award for our products. We've received independent testing validation from the TURI Lab at the University of Mass confirming DAZZ outperforms the leading brands. And, we've had sell-out shows on HSN. Our biggest obstacle is consumer education and awareness. Most consumers still purchase their cleaners in grocery, big box, and other brick-and-mortar stores; they simply don't know there is a better alternative. We need funding to launch a robust PR, Social Media, and paid advertising campaign to draw attention to this great new product.

Who competes with you? What do you understand that they don't? ⌄

Recently, we've seen other "concentrated" cleaners appear on the market. Products like Truman's, JAWS, and Replenish use a proprietary bottle and liquid cartridge system to deliver the concentrated cleaner. These tend to be overly complicated, expensive, and require a special bottle. Blueland is our closest competitor offering a similar tablet product. They have chosen to go after a very small and exclusive consumer segment who are willing to pay 3-4x more for an attractive bottle. This pricing strategy may prove more profitable in the short run, but will limit their market size and ability to scale. We have created a consumer friendly product that works well, can be used with any bottle, and is priced to reach the largest market.

How will you make money? ⌄

We've adopted an aggressive omni-channel sales approach. Initially, our primary focus will be to continue selling through Direct-to-Consumer channels like eCommerce (through multiple online retailers), TV shopping channels, catalog, and Direct Response TV advertising. We will also continue to build our B2B channel (maid services and hospitality accounts). Next, we'll expand our international distribution. We're already working with 6 foreign markets and adding new ones each month. And finally, with our Spring 2020 launch in 130 Camping World stores, we will begin a robust brick-and-mortar campaign in mid-2020. DAZZ Refill Packs retail from 4.99 - 6.99 and Starter Kits from 5.99 - 7.99. The household cleaner market is a $29 billion industry.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Consumer adoption is the greatest risk for a product like DAZZ. We are asking customers to give up the convenience they've been accustomed to for generations. Now, instead of simply grabbing a bottle of cleaner off the store shelf and getting to work, consumers must refill their own bottles and add DAZZ tablets. Our offer of a better value and feeling good about doing what's right for the planet may or may not be enough.
Another risk is competition. A larger player in the CPG market could jump on the bandwagon and flood the market with advertising and PR. Our goal is to build enough traction and market share to become attractive as an acquisition.

What sets DAZZ and SunState Labs apart from the competition

What sets DAZZ and SunState Labs apart from the competition. ∨

First, we are the manufacturer. Most of the competitors coming on the scene are contracting out the manufacturing. We have control over our quality, we can bring new products to market quicker, and we have better margins and can extend pricing at a level to encourage consumer adoption. Secondly, we have a first to market advantage over the newcomers. Thirdly, our proprietary formulations are proven to outperform the traditional leading brands (Clorox, Windex, and Formula 409).

Financials

SunState Laboratories has financial statements ending December 31 2018. Our cash in hand is $7,900, as of January 2020. Over the three months prior, revenues averaged $4,300/month, cost of goods sold has averaged $1,032/month, and operational expenses have averaged $4,395/month.



At a Glance
January 1 to December 31

$20,354 +92%
Revenue

-$49,824
Net Loss

$18,607 +438%
Short Term Debt

$0
Raised in 2018

$7,900
Cash on Hand
As of 01/4/20

INCOME   BALANCE   NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We develop sustainable cleaning products in effervescent tablet form. Now consumers can make their own cleaner at home using plain tap water and the same bottle over-and-over again. DAZZ ends the use-and-discard cycle associated with traditional ready to use cleaners, and by eliminating the bottle & water, DAZZ has created a cleaning product that can easily be mailed; opening up a world of opportunity for direct to consumer / eCommerce sales.

We hope (although cannot guarantee) that DAZZ will be purchased by an international Consumer Packaged Goods (CPG) company that can scale DAZZ to become a global brand and a global solution to plastic waste. We're on-track with this goal as we have already begun distribution in South Africa and Singapore. We are currently in discussions with distributors from 16 additional foreign markets, eager to bring DAZZ to their countries. Additionally, we have interest from home shopping channels in Japan, Germany, and the UK.

Milestones

SunState Laboratories, Inc. was incorporated in the State of Colorado in January 2020. We were originally organized as SunState Laboratories, LLC in 2012. In 2020 the LLC was fully dissolved and the Corporation assumed all assets and liabilities.

Since 2012, we have:

- Disruptive new consumer brand that is changing the household cleaner industry.

- Strong team of seasoned professionals driven to build a successful, non-concessionary impact company.

- We believe we have a clear exit strategy in 3-5 years

- Support a creative new eco-brand that has a direct and measurable environmental impact.

- Rockies Venture Club (RVC) has committed to being our lead investor in our next round. RVC is the oldest Angel Club in America.

- Proof of Concept - sold 12,000 units in <11 minutes on the Home Shopping Network (U.S. home shopping channel).

- Award - Winning products. DAZZ was awarded a Global Innovation Award from the IHH Assoc, and an Addy award for our brand and packaging.

Historical Results of Operations

Our company was organized in January 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $20,354. For the period ended December 31, 2018, the Company had revenues of $10,623.

- *Assets.* As of December 31, 2019, the Company had total assets of $66381, including $7,952 in cash. As of December 31, 2018, the Company had total assets of $72,262, including $6,271 in cash.

- *Net Loss.* The Company has had net losses of $49,824 for 2019 and net losses of $40,562 in 2018.

- *Liabilities.* The Company's liabilities totaled $18,607 for 2019 and $3,460 for 2018.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 9 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SunState Laboratories, Inc. cash in hand is $7,900, as of January 2020. Over the last three months, revenues have averaged $4,300/month, cost of goods sold has averaged $1,032/month, and operational expenses have averaged $4,395/month, for an average burn rate of $1,127 per month. Our intent is to be profitable in 22 months.

For Sales, we've noticed a significant increase in Amazon and website sales since beginning our digital marketing campaign. Additionally, we have begun our wholesale distribution to South Africa and Singapore. For Expenses, we've entered a lease for our new office and manufacturing facility.

We anticipate significant increases in sales and expenses over the next 3-6 months. On the sales side, we're already seeing a 152% increase over December numbers. As we continue to grow our digital campaign, we believe this trend will continue to increase. We also plan to begin our retail distribution program starting with 130 Camping World Stores in March, which we hope will boost our revenue. With our plant expansion, we also plan on growing our international distribution to include Australia, New Zealand, France, Spain, and India in the next 6 months. And finally, our goal is to launch our next 3 products before 3rd quarter 2020. For expenses, we will be scaling our manufacturing capabilities with new equipment and packaging labor. We also plan on hiring 1 sales position, 1 admin, and 1 production person. Additionally, we will be refreshing the DAZZ brand, website, and packaging material.

A note from **Wefunder.** Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-245%	35%	-75%
Earnings per Share:	Revenue per Employee:	Cash to Assets:
-$0.05	$20.354	12%
Revenue to Receivables:	Debt Ratio:	
–	28%	

2018 2019 Reviewed Financial Statements - SunState Labs.pdf

2017 2018 REVIEWED Financial StatementS - Sunstate Labs.pdf

Risks

1. Limited Team - Although I have 30+ years experience in cleaning chemicals, and I have decades of experience managing sales teams in service industries, I have been a solopreneur since the inception of SunState Labs. I have utilized contract and fractional employees to accomplish many of our milestones, while preserving my limited capital resources. To scale the business and achieve the market penetration required to make DAZZ a success, I will need to build an enthusiastic, highly capable team around me.

2. Consumer adoption. Customers may not be willing to give up the convenience they've become accustomed to with ready-to-use household cleaners.

3. Too broad of a consumer market focus. Unlike our competition, we are not limiting our marketing toward a particular consumer group (i.e. eco-friendly green shoppers). We are taking a broad approach to capture as many shopper segments as possible (i.e. value shoppers, green shoppers, performance shoppers, etc.). Some advertising experts have cautioned us against this "shotgun" approach.

READ MORE RISKS

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
David Shahan	Business Owner @ SunState Laboratories	2012

Officers

OFFICER	TITLE	JOINED
David Shahan	CEO	2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
David Shahan	1,000,000 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$0	Priced Round

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$100,003	40% toward operational expenses (Rent. Insurance, utilities, staffing and payroll, supplies and materials, etc.) . 25% for digital marketing campaign, 15% for new manufacturing equipment, 6% for new compostable retail packaging, 7.5% for website refresh, 6.5% towards Wefunder fees
$1,069,998	50% Advertising & Marketing, 26% toward operational expenses (Rent, insurance, utilities, staffing and payroll, supplies and materials, etc.), 12.5% toward hiring, 6.5% toward Wefunder fees, 5% manufacturing & product development,

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	1,000,000	1,000,000	Yes

The Funding Portal

SunState Laboratories is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.